UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2021

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

(Translation of Registrant’s name into English)

Board Secretariat’s Office

5/F, Block A2, Northern District, CEA Building

36 Hongxiang 3rd Road, Minhang District

Shanghai, China 200335

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date June 24, 2021	By	/s/ Wang Jian
Name: Wang Jian
Title: Company Secretary

Certain statements contained in this announcement may be regarded as “forward-looking statements” within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company’s views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CONTINUING CONNECTED TRANSACTIONS

ADJUSTMENT TO THE ANNUAL CAPS

FOR THE CONTINUING CONNECTED TRANSACTION OF

THE EXCLUSIVE OPERATION OF

PASSENGER AIRCRAFT CARGO BUSINESS

ADJUSTMENT TO THE ANNUAL CAPS FOR THE CONTINUING CONNECTED TRANSACTION OF THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS

On 29 September 2020, the fourth ordinary meeting of the ninth session of the Board of the Company considered and approved the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines, and agreed that the Company would hand over its Passenger Aircraft Cargo Business to China Cargo Airlines for operation and management with independence and autonomy. The annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for each of the years from 2020 to 2022 were RMB4.9 billion, RMB5 billion and RMB5.2 billion, respectively. On 18 November 2020, the relevant resolution was considered and approved at the 2020 first extraordinary general meeting of the Company.

Since the outbreak of COVID-19, the number of international air passenger flights has dropped drastically, and the capacity supply of passenger aircraft Bellyhold Space in the aviation industry is limited. China Cargo Airlines has adjusted its operating strategy and further expanded the deployment of transportation capacity of its Passenger Aircraft Cargo Business (mainly the “Passenger-to-Cargo Conversion”) under unconventional circumstances. At the same time, with the changes in the demand and supply of the international air cargo market, there is a comparatively higher portion of increase in the freight rates of air cargo transportation compared with the freight rates before the outbreak of COVID-19. In addition, the transportation of medical supplies and vaccines, the development of global trade and cross-border e-commerce have further increased the demand for air cargo transportation in the market. China Cargo Airlines actively seizes the business opportunities in the air cargo transportation market and strives to improve the operating efficiency of its Passenger Aircraft Cargo Business. The Company expects that the amount for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions will exceed the Existing Annual Caps for 2021 and 2022. On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions with China Cargo Airlines for 2021 and 2022. It is proposed that the annual caps for continuing connected transactions for 2021 and 2022 will be adjusted to RMB9 billion and RMB8 billion, respectively. The resolution is subject to consideration and approval at the general meeting of Shareholders.

The adjustment to the annual caps only increases the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for 2021 and 2022. There is no change in the other aspects of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between both parties (including but not limited to the main content of the transactions and the basis of pricing).

IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, China Cargo Airlines is a non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Revised Annual Caps for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirement under the Hong Kong Listing Rules.

EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting will be held by the Company in order to consider and approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions by ordinary resolutions of the Independent Shareholders. A circular will be despatched to the Shareholders no later than 10 August 2021.

A.	BACKGROUND

On 29 September 2020, the fourth ordinary meeting of the ninth session of the Board of the Company considered and approved the resolution regarding the Exclusive Operation Agreement of Passenger Aircraft Cargo Business of the Company and the transactions thereunder, and agreed that the Company and China Cargo Airlines shall enter into the Exclusive Operation Agreement and carry out the transactions thereunder; the resolution regarding the caps for the exclusive operation for Passenger Aircraft Cargo Business continuing connected transaction for the years 2020 to 2022 was considered and approved. It was agreed that the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for each of the years from 2020 to 2022 were RMB4.9 billion, RMB5 billion and RMB5.2 billion, respectively. On 18 November 2020, the 2020 first extraordinary general meeting of the Company considered and approved the relevant resolution. For details, please refer to the Company’s circular to the Shareholders dated 30 October 2020.

On 23 June 2021, the 12th ordinary meeting of the ninth session of the Board considered and approved the resolution regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions with China Cargo Airlines for 2021 and 2022, and agreed that the annual caps will be adjusted to RMB9 billion and RMB8 billion, respectively.

B.	AGREEMENT FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS CONTINUING CONNECTED TRANSACTIONS

The adjustment to the annual caps only increases the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines for 2021 and 2022. There is no change in the other aspects of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between both parties (including but not limited to the principal content of the transactions and the basis of pricing). The principal terms of the Exclusive Operation Agreement are set out as follows:

Date:	29 September 2020

Parties:	the Company (as owner); and China Cargo Airlines (as contractor)

Exclusive operation term:

from 1 January 2020 to 31 December 2032.

Once the exclusive operation term expires, both parties may negotiate continuing the transactions and enter into a new agreement. If both parties cannot reach a new agreement by such time, unless the Exclusive Operation Agreement is terminated by the consent of both parties, as long as the Company and Eastern Logistics are both listed companies on a stock exchange within or outside the PRC, and CEA Holding is the de facto controller of Eastern Logistics and China Cargo Airlines, both parties shall continue to implement the terms set out in the Exclusive Operation Agreement subject to other applicable requirements under chapter 14A of the Hong Kong Listing Rules. In this regard, the Company will implement all reasonable measures in compliance with chapter 14A of the Hong Kong Listing Rules.

As the exclusive operation term is more than three years, according to Rule 14A.52 of the Hong Kong Listing Rules, the Company has engaged the Independent Financial Adviser to review the Exclusive Operation Agreement. For details of the Independent Financial Adviser’s opinions, please refer to the circular of the Company to the Shareholders dated 30 October 2020.

Scope and responsibilities relating to exclusive operation of cargo business:

During the exclusive operation term, China Cargo Airlines will exclusively operate the Company’s Passenger Aircraft Cargo Business, including but not limited to the following:

(i) China Cargo Airlines shall exclusively purchase the Company’s passenger aircraft cargo services, and independently engage in the operation of Passenger Aircraft Cargo Business under its own name;

(ii)  China Cargo Airlines shall enter into cargo agreements with external parties as the contracting carrier, and the Company accepts China Cargo Airlines’ entrustment to be responsible for completing air transportation service as the actual carrier;

(iii)  China Cargo Airlines shall exclusively enjoy the Company’s Passenger Aircraft Cargo Business space-sale right, pricing right and engage in businesses such as settlement, and the Company shall not operate on its own, entrust or authorize any third party other than China Cargo Airlines to operate, or by any means enable any other third party to have any right to the Passenger Aircraft Cargo Business; and

(iv) China Cargo Airlines shall undertake the overall responsibilities for transporting cargo as the carrier to the consignors with respect to the cargo which are transported by the Company’s passenger aircraft. During the period of exclusive operation, China Cargo Airlines shall, with respect to the Company’s Passenger Aircraft Cargo Business, conduct independent financial accounting, pay tax in compliance with applicable laws, and independently operate and bear the results of operations.

Both parties agree that while China Cargo Airlines exclusively operates the Company’s Passenger Aircraft Cargo Business in accordance with the provisions of the preceding paragraph, the Company shall nonetheless undertake to provide air transportation from the departure port to the destination port and necessary airport ground support for the cargo delivered by China Cargo Airlines (for the avoidance of doubt, unless otherwise agreed by both parties, such support shall include but are not limited to security checks, loading and unloading machines, airport apron connection, airport cargo operations and other necessary airport ground support), and bear the corresponding safety responsibilities.

Basis of pricing:

The Company collects a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee shall be determined based on China Cargo Airlines’ actual operating revenue of exclusively operating the Company’s Passenger Aircraft Cargo Business while deducting certain business fee rates. The specific formulas are as follows:

Transportation service fee = actual income from Passenger Aircraft Cargo Business ×
(1 – business fee rates)

Passenger Aircraft Cargo Business refers to the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (including but not limited to sales, pricing and settlement of aircraft cargo space) comprising:

(1)   conventional business: the provision of cargo services in Bellyhold Space under conventional circumstances; and

(2)   unconventional business: the provision of cargo services by passenger aircraft such as temporary Passenger-to- Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances. Passenger-to-Cargo Conversion means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft.

Different calculation basis for the transportation service fees to be received by the Company from China Cargo Airlines shall be applied to conventional business and unconventional business respectively.

Conventional Business

Under conventional circumstances, when China Cargo Airlines exclusively operates the Passenger Aircraft Bellyhold Space Cargo Business, the actual income from Passenger Aircraft Cargo Business in the abovementioned transportation service fee formula equals the actual cargo income generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space. The definitive formula for determining the transportation service fees and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = actual income from Passenger Aircraft Bellyhold Space Cargo Business × (1 – conventional business fee rate)

Conventional business fee rate = operating cost rate + (revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year – average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year) × 50%

Of which:

(1)   Operating cost rate refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

(2)   Revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year refers to the percentage of increase (or decrease) in actual income from cargo generated by China Cargo Airlines’ exclusive operation of the Company’s passenger aircraft Bellyhold Space in the current year compared with the actual income generated by China Cargo Airlines in the previous year, and the actual income generated by China Cargo Airlines from the passenger aircraft Bellyhold Space cargo in the previous year.

(3)   Average revenue growth rate of passenger aircraft Bellyhold Space cargo business of the Three Major Airlines refers to the arithmetic average of the growth rate of revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the current year and the revenue from cargo generated by the passenger aircraft Bellyhold Space of the Three Major Airlines in the previous year.

The gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines = (actual income from Passenger Aircraft Bellyhold Space Cargo Business – transportation service fee) ÷ actual income from Passenger Aircraft Bellyhold Space Cargo Business

In case the revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the current year is the same as the average revenue growth rate of the Three Major Airlines’ passenger aircraft Bellyhold Space cargo business of the current year, the gross profit margin for the Passenger Aircraft Cargo Business under conventional circumstances to be retained by China Cargo Airlines equals to operating cost rate. The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under conventional business shall be determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the conventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the conventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual income from Passenger Aircraft Bellyhold Space Cargo Business while deducting certain conventional business fee rate. The conventional business fee rate is determined based on the operating cost rate, in accordance with independent market principle, taking into account the average revenue growth rate of cargo business in the same industry, which provides a reasonable basis.

(2)   Pursuant to the above definitive formula, there is an implied incentive mechanism to provide motivation for China Cargo Airlines to enhance its Bellyhold Space Business performance and cargo transport business operating efficiency by taking income growth rate as a performance indicator. Such pricing basis is able to encourage China Cargo Airlines to optimize resources allocation and boost up their business performance.

Unconventional Business

Under unconventional circumstances, upon agreement of both parties after negotiation, contingent measures other than Bellyhold Space such as “Passenger-to-Cargo Conversion” can be adopted to enhance cargo transport capacity of passenger aircraft. In such event, with respect to the formula for calculating the transportation service fee, the actual revenue of passenger aircraft cargo transport should be the actual incurred revenue of cargo transport in the Company’s unconventional Passenger Aircraft Cargo Business such as “Passenger-to-Cargo Conversion” exclusively operated by China Cargo Airlines, and the definitive formula for transportation service fee and business fee rate and the valuation standard of each parameter are as follows:

Transportation service fee = the actual revenue of unconventional cargo transport of passenger aircraft × (1 – unconventional business fee rate)

Unconventional business fee rate = operating cost rate × (1 + reasonable profit margin)

Of which:

(1)   Operating cost rate is the same as the operating cost rate under the conventional circumstances, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by both parties, divided by the arithmetic average amount of audited actual income from passenger aircraft cargo business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years.

(2)   Reasonable profit margin is the arithmetic average of the averaged profit margin of the Three Major Airlines for the latest three prior accounting years.

Both parties shall jointly designate an accounting firm with business qualifications at the end of each accounting year to conduct specific auditing and issue an official audit report on the actual incurred revenue of the Company’s Passenger Aircraft Cargo Business exclusively operated by China Cargo Airlines for the previous year, and implement agreed procedures for the operation fees of each of the previous three years, and to issue an agreed report (to determine next year’s operating cost rate). Both parties shall sign a confirmation in writing for the operating cost rate and business fee rate arrived at by the agreed calculation according to this term.

The gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines is calculated using the following formula:

Gross profit margin for the Passenger Aircraft Cargo Business under unconventional circumstances to be retained by China Cargo Airlines = (actual revenue of unconventional cargo transport of passenger aircraft – transportation service fee) ÷ actual revenue of unconventional cargo transport of passenger aircraft = operating cost rate × (1 + reasonable profit margin)

The Company records revenue by collecting a transportation service fee from China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business. Such transportation service fee under unconventional business shall be determined based on the actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rates.

The Board considers that the pricing basis for the transportation service fee under the unconventional circumstances is on normal commercial terms, fair and reasonable and in the interests of the Company and the Shareholders as a whole on the following basis:

(1)   Under the unconventional circumstances, China Cargo Airlines will pay to the Company the transportation service fee as the procurement cost which is determined based on actual revenue of unconventional cargo transport of passenger aircraft while deducting certain unconventional business fee rate. The unconventional business fee rate is determined based on the operating cost rate, taking into account the reasonable profit margin of cargo business in the same industry, which provides a reasonable basis.

(2)   Since the unconventional business represents a special economic slump environment, resulting in (i) a decrease in passenger and (ii) the Passenger-to-Cargo Conversion approach that helps utilize the empty spaces by converting passenger aircrafts into cargo aircrafts, the above-mentioned situation is a temporary measure due to force majeure clauses, and therefore, there is no relevant historical data available to be taken as a reference for calculation of revenue growth rate. In view of the fact that financial data such as revenue growth rate of China Cargo Airlines and the Three Major Airlines’ actual income from Passenger-to-Cargo Conversion are unobtainable, basing average net profit ratio of the Three Major Airlines on the transportation service fee represents that the industry prospect, implied by net profit margin of the Three Major Airlines, would become a motivating factor for China Cargo Airlines to operate their Passenger Aircraft Cargo Business.

Payment arrangement:

China Cargo Airlines shall pay the transportation service fee on a monthly basis, and the amount payable monthly shall be calculated with the actual revenue of cargo transport generated by China Cargo Airlines in the month minus operating costs, which shall be settled and paid by China Cargo Airlines in the following month.

Within three months after the end of each accounting year, both parties shall calculate the annual total transportation service fees of that year as agreed in the Exclusive Operation Agreement and conduct yearend settlement, which is to either refund the surplus or to pay the shortfall if there is any difference between the annual total of transportation service fees and the sum of transportation service fees actually paid on a monthly basis by China Cargo Airlines in that year.

Alignment with the Original Passenger Aircraft Bellyhold Space Contractual Operation Transactions:	Both parties agreed that the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement shall be terminated immediately after the Exclusive Operation Agreement has taken effect. For the Passenger Aircraft Cargo Business already performed by both parties according to the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement in 2020, both parties agreed that corresponding adjustments shall be conducted according to agreed implementation principles in the Exclusive Operation Agreement, which was deemed to have become effective on 1 January 2020.

Conditions precedent:	The Exclusive Operation Agreement will become effective after execution by the legal representative or authorized representative of each party, the affixing of official seal of each party as well as the approval in shareholders meetings of the Company and China Cargo Airlines.

Non-competition undertaking:

As a condition of agreeing to the exclusive operation of all of the Company’s Passenger Aircraft Cargo Business by China Cargo Airlines, the Company undertook that, effective from the date of the Exclusive Operation Agreement until the expiration of the exclusive operation term or the date of termination of the Exclusive Operation Agreement, except for performing the relevant obligations involved in the Exclusive Operation Agreement, the Company and its controlled enterprises shall not, in any place within or outside the PRC or in any way, carry out Business Competition, including but not limited to operating through sole proprietorship, directly or indirectly holding/controlling the enterprise(s) which carry(ies) out Business Competition or other circumstances which constitute Business Competition according to relevant laws and regulations. For the avoidance of doubt, the above restrictions do not apply if the Company and its controlled enterprise(s) have not become the controlling shareholder(s), de facto controller(s) or the single largest shareholder of such enterprise(s) which carry(ies) out Business Competition.

As part of the Original Passenger Aircraft Bellyhold Space Contractual Operation Agreement, the non-competition undertaking was negotiated and entered into on an arm’s length basis and on normal commercial terms, which constituted a part of the transaction as a whole. Please refer to the circular of the Company to the Shareholders dated 13 March 2018. As part of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the non-competition undertaking was negotiated and entered into on an arm’s length basis, and no adjustment has been made.

C.	HISTORICAL AMOUNTS AND PROPOSED REVISED ANNUAL CAPS

(1)	Existing Annual Caps and execution status of the exclusive operation transaction of the Passenger Aircraft Cargo Business in 2020 and as at 31 May 2021

			(Unit: RMB’000)
	For the financial year ended
	31 December 2020		31 December 2021 Existing Annual Caps	31 May 2021 Actual Amount
Transaction Event	Existing Annual Caps	Actual Amount
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	4,900,000	4,894,890	5,000,000	3,198,459

The Company confirms that the actual transaction amounts for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions from 1 January 2021 up to the date of this announcement did not exceed the Existing Annuals Caps, and the Company expects that the actual transaction amounts of such transactions will not exceed the Existing Annual Caps from 1 January 2021 up to the date of the extraordinary general meeting for the approval of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

(2)	Proposed Revised Annual Caps and the basis thereof

The outbreak of COVID-19 at the beginning of 2020 has caused a huge impact on the global aviation industry. Under the adverse impact of the continuation of COVID-19 globally, the number of international air passenger flights has dropped drastically, and the capacity supply of passenger aircraft Bellyhold Space in the aviation industry is limited. The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business who has adjusted its operating strategy on Passenger Aircraft Cargo Business and further expanded the deployment of transportation capacity of its Passenger Aircraft Cargo Business (mainly the “Passenger-to-Cargo Conversion”) under unconventional circumstances. At the same time, with the changes in the demand and supply of the international air cargo market, there is a comparatively higher portion of increase in the freight rates of air cargo transportation compared with the freight rates before the outbreak of COVID-19. In addition, the transportation of medical supplies and vaccines, the development of global trade and cross-border e-commerce have further increased the demand for air cargo transportation in the market. China Cargo Airlines actively seizes the business opportunities in the air cargo transportation market and strives to improve the operating efficiency of its Passenger Aircraft Cargo Business.

In view of the above reasons, the Company expects that the amount of Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions will exceed the Existing Annual Caps for 2021 and 2022. Based on the pricing formula under the Exclusive Operation Agreement entered into between the Company and China Cargo Airlines, after consolidating the revenue and expense data in Exclusive Operation of Passenger Aircraft Cargo Business for past years and comprehensively considering multiple factors including prospects of the future global cargo market and the transport capacity and transport price levels of the Company’s Passenger Aircraft Cargo Business such as Bellyhold Space and “Passenger-to-Cargo Conversion”, the Company proposed to adjust the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions for 2021 and 2022 to:

	(Unit: RMB’000)
	Proposed Revised Annual Caps for the financial year ending
Transaction Event	31 December 2021	31 December 2022
The exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement	9,000,000	8,000,000

The Proposed Revised Annual Caps for the two years ending 31 December 2021 and 2022 for the transportation service fees payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement are determined with reference to the following primary factors:

(1)

The Company estimated the basis for the transportation service fees for the Passenger Aircraft Cargo Business for the two years ending 31 December 2021 and 2022: (a) with reference to the historical amounts for 2020 and the year ended 31 May 2021 for the exclusive operation transportation service fees in relation to the Passenger Aircraft Cargo Business payable by China Cargo Airlines to the Company under the Exclusive Operation Agreement and (b) after taking into account the estimated continuous growth in demand for aviation cargo business.

(2)

The Company considered that (a) under the continuous adverse impact of COVID-19 globally, the transportation capacity supply of Passenger Aircraft Cargo Business under conventional circumstances is limited while the transportation capacity of unconventional Passenger Aircraft Cargo Business will further increase, and (b) after taking into account there will be a drastic increase in the freight rates of air cargo transportation.

(3)

With reference to: (a) the historical average operating cost rate, which refers to the actual amount of operating cost incurred in the Passenger Aircraft Cargo Business for each of the recent three years agreed upon by the accountants engaged by the Company and China Cargo Airlines, divided by the arithmetic average amount of audited actual income from Passenger Aircraft Cargo Business in those years, and calculated and adjusted once a year during the exclusive operation term; the operating cost of which refers to the personnel, assets, marketing and other costs related to passenger aircraft cargo sales incurred by China Cargo Airlines for the exclusive operation of the Company’s Passenger Aircraft Cargo Business in each of the past three years, and (b) the historical figures in the past seven years of the excess in income growth rate of the Company over the average revenue growth rate of Passenger Aircraft Bellyhold Space Cargo Business of the Three Major Airlines, the Company estimated the unconventional business fee rates for the two years ending 31 December 2021 and 2022 with reference to: (a) the aforesaid historical average operating cost rate, and (b) the historical figures in the past three years of average income growth rate of the Three Major Airlines.

D.	REASONS FOR AND BENEFITS OF ADJUSTMENT TO THE ANNUAL CAPS FOR THE EXCLUSIVE OPERATION OF PASSENGER AIRCRAFT CARGO BUSINESS CONTINUING CONNECTED TRANSACTIONS

The Company entrusted China Cargo Airlines to exclusively operate its Passenger Aircraft Cargo Business for long term, so as to avoid the competition between Passenger Aircraft Cargo Business of the Company and the all-cargo aircraft freight business operated by China Cargo Airlines and satisfy the Company’s demand for professional operation in passenger aircraft cargo, and to motivate China Cargo Airlines through fair and reasonable pricing to facilitate the steady development and growth of the Passenger Aircraft Cargo Business of the Company, which helped the Company to focus the relevant resources on the operation and development of its air passenger transportation business as well as to enhance the business capacity and competitiveness of the principal air passenger transportation business of the Company.

The Company expects that the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions amount will exceed the Existing Annual Caps for 2021 and 2022. Taking into account of the impact of COVID-19 and the need for business development, the Company makes timely adjustment to the annual caps of the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions in order to satisfy its day-to-day business operations and the need for future business development.

Based on the above, the Directors (other than the independent non-executive Directors whose opinion will be provided after consideration of the advice from the Independent Financial Adviser) are of the view that (i) the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are entered into upon arm’s length negotiations between the parties, are on normal commercial terms or better, are entered into in the ordinary course of business of the Company, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole; (ii) the Proposed Revised Annual Caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions between the Company and China Cargo Airlines are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

E.	IMPLICATIONS UNDER THE HONG KONG LISTING RULES

As at the date of this announcement, China Cargo Airlines is the non-wholly owned subsidiary of Eastern Logistics, which in turn is a non-wholly owned subsidiary of CEA Holding (the controlling Shareholder of the Company). China Cargo Airlines is therefore a connected person of the Company within the meanings of the Hong Kong Listing Rules. The proposed transactions contemplated under the Exclusive Operation Agreement constitute continuing connected transactions of the Company under Chapter 14A of the Hong Kong Listing Rules.

As the highest applicable percentage ratio of the Proposed Revised Annual Caps for the transportation service fees payable by China Cargo Airlines pursuant to the Exclusive Operation Agreement exceeds 5%, adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions is subject to the reporting, announcement, annual review and Independent Shareholders’ approval requirements under the Hong Kong Listing Rules.

Certain Directors, namely Mr. Liu Shaoyong, Mr. Li Yangmin, Mr. Tang Bing, Mr. Lin Wanli and Mr. Jiang Jiang are directors of CEA Holding and CEA Holding may be regarded as having a material interest in the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions and therefore they have abstained from voting at the meeting of the Board convened to approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions. Save as disclosed above, none of the Directors has a material interest in the Exclusive Operation Agreement or the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

F.	GENERAL INFORMATION

Information relating to the Group

The Group is principally engaged in the operation of civil aviation passenger transport and related businesses.

Information relating to CEA Holding

CEA Holding is principally engaged in the management of all the state-owned assets and equity interests formed and invested by the state in CEA Holding and its invested entities.

As at the date of this announcement, the controlling shareholder and the actual controller of CEA Holding is SASAC, and, CEA Holding is owned:

(i)	as to 68.42% by SASAC;

(ii)

as to 11.21% by China Life Investment Management Company Limited* (國壽投資保險資產管理有限公司), which is directly wholly-owned by China Life Insurance (Group) Company* (中國人壽保險(集團)公司) and ultimately wholly-owned by the State Council of the PRC;

(iii)	as to 10.19% by Shanghai Jiushi (Group) Co., Ltd. * (上海久事(集團)有限公司), which is directly wholly-owned by SASAC of Shanghai Municipal Government;

(iv)

as to 5.09% by China Reform Asset Management Co., Ltd.* (中國國新資產管理有限公司), which is directly wholly-owned by China Reform Holdings Corporation Ltd.* (中國國新控股有限責任公司) and ultimately wholly-owned by the State Council of the PRC; and

(v)	as to 5.09% by China Tourism Group Co., Ltd.* (中國旅遊集團有限公司), which is directly wholly-owned by SASAC.

Information relating to China Cargo Airlines

China Cargo Airlines is principally engaged in international (regional) and domestic air cargo and mail delivery services.

As at the date of this announcement, China Cargo Airlines is owned as to 83% and 17% by Eastern Logistics (which is a non-wholly owned subsidiary of CEA Holding) and COSCO SHIPPING Logistics Co., Ltd. (which is directly wholly-owned by China COSCO SHIPPING Corporation Limited and is ultimately wholly-owned by the State Council of the PRC), respectively.

G.	EXTRAORDINARY GENERAL MEETING

An extraordinary general meeting of the Company will be held in order to consider and approve the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions by ordinary resolutions of the Independent Shareholders. A circular will be despatched to the Shareholders no later than 10 August 2021.

An Independent Board Committee has been formed to advise the Independent Shareholders in respect of the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions. The Independent Financial Adviser has also been appointed by the Company to advise the Independent Board Committee and the Independent Shareholders in respect of adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions.

Pursuant to Rule 19A.39A of the Hong Kong Listing Rules, as additional time is required to prepare and determine the information to be contained in the circular, the circular will be despatched to the Shareholders of the Company no later than 10 August 2021. The circular will contain further information regarding the adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions, the letter of recommendation from the Independent Board Committee to the Independent Shareholders as well as the letter of advice from the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the transactions.

H.	DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

“associate(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“Bellyhold Space”	means the vacant space in the bellyhold of passenger aircraft after priority has been given to load the passengers’ registered luggage

“Board”	means the board of directors of the Company

“Business Competition”	means the business including international and domestic air cargo and mail delivery and cargo forwarding, warehousing and logistics, cargo terminal operations of the Company and all its subsidiaries that compete with the current business operations of China Cargo Airlines and Eastern Logistics and their subsidiaries

“CEA Holding”	means 中國東方航空集團有限公司 (China Eastern Air Holding Company), the controlling Shareholder of the Company

“China Cargo Airlines”	means 中國貨運航空有限公司 (China Cargo Airlines Co., Limited), a non-wholly owned subsidiary of Eastern Logistics and is in turn a non-wholly owned subsidiary of CEA Holding

“Company”	means 中國東方航空股份有限公司 (China Eastern Airlines Corporation Limited), a joint stock limited company incorporated in the PRC with limited liability, whose H shares, A shares and American depositary shares are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively

“connected person(s)”	has the meaning ascribed to it under the Hong Kong Listing Rules

“COVID-19”	means the COVID-19 pandemic

“Directors”	means the directors of the Company

“Eastern Logistics”	means Eastern Airline Logistics Co., Limited, which is a non- wholly owned subsidiary of CEA Holding

“Exclusive Operation Agreement”	means the agreement dated 29 September 2020 entered into between the Company and China Cargo Airlines in relation to the agreement for China Cargo Airlines to exclusively operate the Company’s Passenger Aircraft Cargo Business, pursuant to which the Company receives transportation service fees from China Cargo Airlines for exclusively operating the Company’s Passenger Aircraft Cargo Business

“Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions”	means the continuing connected transactions contemplated under the Exclusive Operation Agreement

“Existing Annual Caps”	means the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the three years ending 31 December 2020, 2021 and 2022, which are RMB4.9 billion, RMB5 billion and RMB5.2 billion, respectively

“Group”	means the Company and its subsidiaries

“Hong Kong”	means Hong Kong Special Administrative Region of the PRC

“Hong Kong Listing Rules”	means the Rules Governing the Listing of Securities on the Stock Exchange

“Independent Board Committee”	means the Board committee, comprising the independent non- executive Directors, established to advise the Independent Shareholders in respect of adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

“Independent Financial Adviser”	means Octal Capital Limited, a corporation licensed to carry on Type 1 (dealing in securities) and Type 6 (advising on corporate finance) regulated activities under the Securities and Futures Ordinance, being the independent financial adviser appointed by the Company to advise the Independent Board Committee and Independent Shareholders on adjustment to the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions

“Independent Shareholders”	means the Shareholders, other than CEA Holding and its associates

“Passenger Aircraft Bellyhold Space Cargo Business”	means the passenger aircraft Bellyhold Space cargo business of the Company and all its principal operating subsidiaries

“Passenger Aircraft Cargo Business”	means the passenger aircraft cargo business of the Company and its principal operating subsidiaries, which is the provision of cargo services by utilization of passenger aircraft and a series of relevant business operation activities (under the conventional and unconventional circumstances), including but not limited to sales, pricing and settlement of aircraft cargo space; comprising (i) the provision of cargo services in Bellyhold Space under conventional circumstances and (ii) the provision of cargo services by passenger aircraft such as temporary Passenger-to- Cargo Conversion in general other than carrying cargoes in the Bellyhold Space under unconventional circumstances

“Passenger-to-Cargo Conversion”	means the enhancement of the cargo capacity in passenger aircraft under unconventional circumstances, which means using the passenger traffic rights of passenger aircraft to provide cargo transportation services, including the temporary conversion of existing passenger aircraft to cargo aircraft and cargo-only passenger aircraft

“PRC”	means the People’s Republic of China, which for the purpose of this announcement only, excludes Hong Kong, the Macau Special Administrative Region of the PRC and Taiwan

“Proposed Revised Annual Caps”	means the annual caps for the Exclusive Operation of Passenger Aircraft Cargo Business Continuing Connected Transactions contemplated under the Exclusive Operation Agreement for the two years ending 31 December 2021 and 2022, which are RMB9 billion and RMB8 billion, respectively

“RMB”	means Renminbi, the lawful currency of the PRC

“Securities and Futures Ordinance”	means the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong)

“Shareholders”	means the shareholders of the Company

“Stock Exchange”	means The Stock Exchange of Hong Kong Limited

“Three Major Airlines”	means the three major state-owned airlines, namely the Company, Air China Corporation Limited and China Southern Airlines Co., Ltd.

“%”	means per cent

By order of the Board

CHINA EASTERN AIRLINES CORPORATION LIMITED

Wang Jian

Company Secretary

Shanghai, the People’s Republic of China

23 June 2021

As at the date of this announcement, the Directors of the Company include Liu Shaoyong (Chairman), Li Yangmin (Vice Chairman, President), Tang Bing (Director), Lin Wanli (Director), Cai Hongping (Independent non-executive Director), Dong Xuebo (Independent non-executive Director), Sun Zheng (Independent non-executive Director), Lu Xiongwen (Independent non-executive Director) and Jiang Jiang (Employee Representative Director).